                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2001


                                  WAVECOM S.A.

                       39 Rue du Gouverneur General Eboue
                    F-92442 Issy-Les-Moulineaux Cedex, France
                            Tel: 00 33 1 46 29 08 00
                    (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                          Form 20-F /X/    Form 40-F / /


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                         Yes / /        No /X/

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]
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                                                   FOR IMMEDIATE RELEASE

CONTACT:

WAVECOM                                            CITIGATE DEWE ROGERSON (U.S.)
Deborah Choate, Chief Financial Officer            Nancy Block/Nancy Campbell
deborah.choate@wavecom.fr                          nancy.block@citigatedr-ny.com
Phone: (33) 1-46-29-08-07                          Phone: (212) 688-6840



                  WAVECOM ANNOUNCES FIRST QUARTER 2001 RESULTS

         QUARTERLY SALES INCREASE 75% TO EURO 54.0 MILLION FROM Q4 2000
                            AND 651% YEAR-OVER-YEAR;
           OPERATING AND NET LOSS IMPROVE FROM PRIOR QUARTER AND YEAR

Issy-les-Moulineaux, France - April 24, 2001 - Wavecom S.A. (NASDAQ: WVCM; Nouveau Marche: WAVECOM), a leading developer of digital Wireless Standard Modules (WISMO(TM)), today announced operating results for the quarter ended March 31, 2001. All results are unaudited and reported in accordance with U.S. generally accepted accounting principles.

Total revenues for the first quarter of 2001 increased 651% to Euro 54.0 million from Euro 7.2 million in the first quarter of 2000 and rose 74.8% over fourth quarter 2000 revenues of Euro 30.9 million. First quarter 2001 product revenues increased 617% to Euro 51.2 million versus Euro 7.1 million in the same quarter last year, and showed a sequential increase of 72.9% over product revenues of Euro 29.6 million in the previous quarter. First quarter sales of WISMO modules grew to Euro 39.1 million from Euro 3.5 million a year ago, and sales of wireless modems totaled Euro 12.1 million versus Euro 3.6 million in the same period last year.

The significant increase in product revenue is primarily due to increased manufacturing capacity as the second manufacturing line added in October 2000 was fully operational for the entire quarter and two new manufacturing lines were added during the quarter. The two new lines were fully operational by March and engineering changes which took place in the fourth quarter of 2000 and in the first quarter of 2001 increased the production capacity of each line. With the recent reorders from TCL, Sewon and Falcom for additional WISMOs, the Company expects that revenue growth will continue to ramp up as production volumes rise, particularly given the relative strength in the Chinese handset market, which is the primary target market for TCL and Sewon.

"I am very pleased with Wavecom's strong first quarter performance and our success in becoming a high volume player," said Michel Alard, Chairman. "The steps we took over the past several months to significantly improve the production process, expand capacity and increase yields have enabled
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Wavecom to meet the increasing demand for its products, while continuing to focus on reducing costs," he stated. "During the first quarter, we also signed significant contracts and announced strategic alliances with new and repeat customers in the United States, Europe and Asia for a variety of wireless applications. We believe that these customer wins and relationships, which include Handspring, Falcom, Advanced Micro Devices and Sewon Telecom, have further strengthened Wavecom's position as the leading producer of complete time-to-market wireless solutions."

Product sales by direct channels represented 76.7% of total product revenues in the first quarter 2001, with channel sales representing 23.3% of product revenue. Direct product sales by target market were: Telephony, 66.0%; Automotive, 5.4%; Telemetry, 10.5%; and Multimedia, 18.1%.

Product gross margins in the first quarter increased to 15.2% from 13.2% in the previous quarter as production costs declined and yields rose, whereas product gross margins were 34.1% in the same period last year. Gross margins in the first quarter of 2000 reflected a significant difference in product mix with less sales into the telephony market prior to the ramp-up of large volume contracts in this sector which took place in the second half of 2000. The improvement in gross margins compared to the fourth quarter 2000 resulted from the Company's implementation of previously announced cost reduction measures as well as from increased manufacturing efficiencies attributed to improvements in the production process. These cost savings resulted in improved margins even though average selling prices for both the WISMO module and the wireless modem continued to decline. The Company expects margins to continue to increase gradually over the course of 2001 as price pressures from component shortages ease.

Service revenues totaled Euro 2.8 million in this year's first quarter and compared with Euro 48,000 in the first quarter of 2000. At March 31, 2001, Wavecom had Euro 1.8 million in deferred revenue on the balance sheet for contracted product development services not yet completed.

For the three months ended March 31, 2001, Wavecom reported an operating loss of Euro 2.3 million, compared with a Euro 4.7 million loss in the same period last year and a Euro 5.5 million loss in the fourth quarter of 2000. The improvement in operating results stems from significantly higher revenues and higher gross margins, partially offset by higher operating expenses. Operating expenses rose to Euro 12.0 million in the first quarter of 2001 from Euro 6.5 million a year ago and from Euro 9.3 million in the prior quarter, but continued to steadily decline as a percentage of revenue. The Company increased spending for ongoing research and development work on new versions of the WISMO module and GPRS and other advanced wireless technologies. Expenditures also grew during the first quarter due to expanded sales and marketing activities in the U.S. and Asia, as well as higher rent costs in France as the Company leased additional office space.

Mr. Alard continued: "We believe we have significant potential for future development in both the U.S. and Asia, as illustrated by our recent agreements signed with Handspring, Trimble and AMD, as well as Sewon. Consequently, we have reinforced our presence in the U.S. during the first quarter with the hiring of Hany Neoman as COO of our U.S. subsidiary in San Diego."

The Company's first quarter 2001 net loss narrowed to Euro 1.5 million, or Euro
0.11 per share, compared with a net loss of Euro 4.7 million, or Euro 0.35 per share, in the same period last year,
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and a net loss of Euro 1.6 million, or Euro 0.11 per share, in the fourth quarter of 2000. The net loss included net interest income of Euro 1.1 million in the first quarter 2001 (Euro 113,000 in the first quarter 2000 and Euro 1.2 million in the fourth quarter 2000) offset by a net foreign exchange loss of Euro 823,000 in the first quarter 2001 (a net foreign exchange loss of Euro 58,000 in the first quarter 2000 and a net foreign exchange gain of Euro 1.1 million in the fourth quarter 2000).

As of March 31, 2001, Wavecom had Euro 96.7 million in cash, cash equivalents and short-term investments. Product backlog at March 31, 2001 remained stable at Euro 102 million, compared to Euro 103 million at December 31, 2000. The Company's production capacity has increased significantly, enabling customer orders to be delivered on a more timely basis, while customer demand continued to grow.

ABOUT WAVECOM

Founded in 1993 and headquartered near Paris in Issy-Les-Moulineaux, Wavecom designs, develops, manufactures and sells a range of fully integrated plug-in modules for GSM and GPRS communications. Divided into three distinct LINES--WISMO modules, external modems and integrated modems--all Wavecom products are based on its unique WISMO technology. WISMO, which stands for Wireless Standard Module, is a compact, fully integrated device containing all of the software, hardware and other technology needed to implement a wireless telecommunications standard. Designed for use in a wide variety of systems and wireless terminals, WISMO modules constitute complete implementation of the GSM Phase 2+ standard in the 900, 1800 and 1900 MHz bands. Company revenues totaled Euro 65.6 million in 2000 and Euro 54.0 million for the three months ended March 31, 2001. Wavecom is publicly traded on the Nouveau Marche exchange in Paris and the NASDAQ National Market exchange in the US.

                                 www.wavecom.com

This press release may contain forward-looking statements that relate to the Company's plans objectives, estimates and goals. Words such as "expects," "anticipates," "intends," "plans," "believes" and "estimates," and variations of such words and similar expressions identify such forward-looking statements. The Company's business is subject to numerous risks and uncertainties, including probable variability in the Company's quarterly operating results, manufacturing capacity constraints, dependence on a limited number of customers, variability in production yields, dependence on third parties and risks associated with managing growth. These and other risks and uncertainties, which are described in more detail in the Company's most recent filings with the Securities and Exchange Commission, could cause the Company's actual results and developments to be materially different from those expressed or implied by any of these forward-looking statements.

                            -FINANCIAL TABLES FOLLOW-
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                                  WAVECOM S.A.

            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
   PREPARED IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

                                                                     THREE MONTHS ENDED MARCH 31,
                                                          -----------------------------------------------
                                                              2000             2001              2001
                                                          -----------       -----------       -----------
                                                              Euro             Euro               USD
Revenues:
   Product sales .......................................        7,142            51,239            45,060
   Technology development and other services ...........           48             2,785             2,449
                                                          -----------       -----------       -----------
                                                                7,190            54,024            47,509
Cost of revenues:
   Product sales .......................................        4,705            43,469            38,227
   Technology development and other services ...........          756               849               747
                                                          -----------       -----------       -----------
                                                                5,461            44,318            38,973
                                                          -----------       -----------       -----------
Gross profit ...........................................        1,729             9,706             8,535
Operating expenses:
   Research and development ............................        3,719             6,167             5,423
   Sales and marketing .................................        1,275             2,696             2,371
   General and administrative ..........................        1,032             2,653             2,333
   Amortization of goodwill ............................           --                66                58
   Amortization of deferred stock-based compensation ...          439               431               379
                                                          -----------       -----------       -----------
      Total operating expenses .........................        6,465            12,013            10,564
                                                          -----------       -----------       -----------
Operating loss .........................................       (4,736)           (2,307)           (2,029)
Interest income (expense), net .........................          113             1,067               938
Foreign exchange gain (loss) ...........................          (58)             (823)             (724)
                                                          -----------       -----------       -----------
                                                                   55               244               215
                                                          -----------       -----------       -----------
Loss before minority interests and income taxes ........       (4,681)           (2,063)           (1,814)
Minority interests .....................................           --              (118)             (104)
                                                          -----------       -----------       -----------
Loss before income taxes ...............................       (4,681)           (1,945)           (1,710)
Income tax expense (benefit) ...........................           --              (399)             (350)
                                                          -----------       -----------       -----------
Net loss ...............................................       (4,681)           (1,546)           (1,360)
                                                          ===========       ===========       ===========
Basic and diluted net loss per share ...................        (0.35)            (0.11)            (0.93)
                                                          ===========       ===========       ===========
Number of shares used computing basic and diluted
   net loss per share ..................................   13,423,469        14,692,300        14,692,300
                                                          ===========       ===========       ===========

                                  WAVECOM S.A.

                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

   PREPARED IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

                                                                 AT                  AT MARCH 31,
                                                            DECEMBER 31,       -----------------------
                                                                2000             2001           2001
                                                            ------------       --------       --------
                                                                Euro           Euro           USD
                                     ASSETS

Current assets:
   Cash and cash equivalents ...............................    69,224         93,753         82,446
   Short-term investments ..................................    26,807          2,897          2,548
   Accounts receivable .....................................    26,774         47,499         41,771
   Inventory ...............................................    11,330         22,934         20,168
   Value added tax recoverable .............................     1,733          1,073            944
   Prepaid expenses and other current assets ...............     2,847          2,987          2,627
                                                              --------       --------       --------
      Total current assets .................................   138,715        171,143        150,503
   Property and equipment, net .............................    10,067         11,544         10,152
   Goodwill, net ...........................................     1,279          1,284          1,129
   Long-term investments ...................................     4,078          4,078          3,586
   Other assets ............................................     4,159          4,822          4,240
                                                              --------       --------       --------
      Total assets .........................................   158,298        192,871        169,611
                                                              ========       ========       ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Overdraft facility ......................................       529            972            855
   Accounts payable ........................................    32,627         65,104         57,252
   Accrued compensation ....................................     3,302          2,697          2,372
   Other accrued expenses ..................................     6,201          8,586          7,551
   Current portion of loans ................................       634            634            558
   Current portion of capitalized lease obligations ........       794            618            543
   Deferred revenue and advances received from customers ...     4,200          3,472          3,053
   Other liabilities .......................................       670            250            220
                                                              --------       --------       --------
      Total current liabilities ............................    48,957         82,333         72,404

Long-term portion of capitalized lease obligations .........       166            231            203
                                                              --------       --------       --------
      Total long-term liabilities ..........................       166            231            203

Minority interests .........................................     1,165          1,047            921

Shareholders' equity:
Shares, Euro 1 nominal value, 14,700,914 shares issued
   and outstanding at March 31, 2001 (14,682,281 at
   December 31, 2000) ......................................    14,682         14,701         12,928
Additional paid-in capital .................................   132,993        132,901        116,873
Deferred compensation ......................................    (3,606)        (3,051)        (2,683)
Retained earnings (deficit) ................................   (34,979)       (36,525)       (32,120)
Cumulative translation adjustment ..........................    (1,080)         1,234          1,085
                                                              --------       --------       --------
      Total shareholders' equity ...........................   108,010        109,260         96,083
                                                              --------       --------       --------
      Total liabilities and shareholders' equity ...........   158,298        192,871        169,611
                                                              ========       ========       ========


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                                  WAVECOM S.A.

            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

   PREPARED IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

                                                                     THREE MONTHS ENDED MARCH 31,
                                                                  -----------------------------------
                                                                   2000          2001          2001
                                                                  -------       -------       -------
                                                                   Euro          Euro           USD
Cash flows from operating activities:
Net loss .......................................................   (4,681)       (1,546)       (1,360)
Adjustments to reconcile net loss to net cash provided from
   operating activities:
   Depreciation and amortization of property and equipment .....      586         1,090           959
   Amortization of goodwill ....................................       --            66            58
   Amortization of deferred stock-based compensation ...........      439           431           379
   Minority interests ..........................................       --          (115)         (100)
   Increase (decrease) in cash from working capital items ......      227           141           124
                                                                  -------       -------       -------
          Net cash used by operating activities ................   (3,429)           67            59
                                                                  -------       -------       -------
   Cash flows from investing activities:
      Final payment on Arguin acquisition ......................       --           462           406
      Disposal of short-term investments .......................       --        23,910        21,026
      Purchases of property and equipment ......................     (740)       (2,400)       (2,111)
                                                                  -------       -------       -------
          Net cash (used) provided for investing activities ....     (740)       21,972        19,322
                                                                  -------       -------       -------
Cash flows from financing activities:
   Net increase (decrease) in overdrafts and lines of credit ...       --           442           389
   Repayment of loans ..........................................      (25)           --            --
   Principal payments on capital lease obligations .............     (271)         (255)         (224)
   Exercise of stock options and founders' warrants ............       --            51            45
                                                                  -------       -------       -------
          Net cash (used) provided by financing activities .....     (296)          238           209
Effect of exchange rate changes on cash and cash equivalents ...       51         2,252         1,980
                                                                  -------       -------       -------
Net increase in cash and cash equivalents ......................   (4,414)       24,529        21,571
Cash and cash equivalents, beginning of period .................   22,080        69,224        60,876
                                                                  -------       -------       -------
Cash and cash equivalents, end of period .......................   17,666        93,753        82,446
                                                                  =======       =======       =======

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        WAVECOM S.A.

Date: 26 April 2001                     By: /s/ Deborah Choate
     ---------------------                 -------------------------------
                                           Name: Deborah Choate
                                           Title: Chief Financial Officer